Exhibit 99.1

                             LACLEDE GAS COMPANY
                            STATEMENTS OF INCOME
                                 (UNAUDITED)

(Thousands)

                                                   Three Months Ended
                                                      December 31,
                                                  --------------------
                                                    2004        2003
                                                    ----        ----
Operating Revenues:
  Utility                                         $291,253    $261,350
  Other                                                580         632
                                                  --------------------
      Total Operating Revenues                     291,833     261,982
                                                  --------------------

Operating Expenses:
  Utility
    Natural and propane gas                        206,424     175,275
    Other operation expenses                        30,925      29,483
    Maintenance                                      4,214       4,429
    Depreciation and amortization                    5,305       5,658
    Taxes, other than income taxes                  15,823      14,832
                                                  --------------------
      Total utility operating expenses             262,691     229,677
  Other                                                580         605
                                                  --------------------
      Total Operating Expenses                     263,271     230,282
                                                  --------------------
Operating Income                                    28,562      31,700
                                                  --------------------
Other Income and (Income Deductions) - Net           1,510       1,420
                                                  --------------------
Interest Charges:
  Interest on long-term debt                         5,908       4,814
  Other interest charges                               957       1,082
                                                  --------------------
      Total Interest Charges                         6,865       5,896
                                                  --------------------
Income Before Income Taxes                          23,207      27,224
Income Tax Expense                                   8,105       9,868
                                                  --------------------
Net Income                                          15,102      17,356
Dividends on Redeemable Preferred Stock                 15          16
                                                  --------------------
Earnings Applicable to Common Stock               $ 15,087    $ 17,340
                                                  ====================

See notes to financial statements.

                                     1


                                               LACLEDE GAS COMPANY
                                                 BALANCE SHEETS
                                                  (UNAUDITED)

                                                                  Dec. 31,           Sept. 30,          Dec. 31,
                                                                    2004               2004               2003
                                                                    ----               ----               ----

(Thousands)

                          ASSETS
Utility Plant                                                    $1,080,755         $1,070,522         $1,039,472
  Less: Accumulated depreciation and amortization                   427,484            423,647            412,926
                                                                 ----------         ----------         ----------
    Net Utility Plant                                               653,271            646,875            626,546
                                                                 ----------         ----------         ----------
Other Property and Investments                                       32,090             29,664             29,282
                                                                 ----------         ----------         ----------

Current Assets:
  Cash and cash equivalents                                           3,698              2,340              3,301
  Accounts receivable:
    Gas customers - billed and unbilled                             178,286             76,223            144,286
    Associated companies                                              2,668                300             10,096
    Other                                                             9,621             11,231             25,951
    Allowances for doubtful accounts                                 (8,027)            (9,975)            (5,490)
  Inventories:
    Natural gas stored underground at LIFO cost                     120,452            131,725            112,579
    Propane gas at FIFO cost                                         20,060             15,808             17,027
    Materials, supplies, and merchandise at avg. cost                 5,128              4,588              4,842
  Derivative instrument assets                                        7,759             15,196             11,259
  Unamortized purchased gas adjustments                              15,836             19,618                  -
  Deferred income taxes                                              12,296              1,321              6,307
  Prepayments and other                                               5,398              6,211              4,081
                                                                 ----------         ----------         ----------
    Total Current Assets                                            373,175            274,586            334,239
                                                                 ----------         ----------         ----------

Deferred Charges:
  Prepaid pension cost                                               89,659             92,026            107,117
  Regulatory assets                                                 109,410            104,703             93,225
  Other                                                               9,895              8,127              5,578
                                                                 ----------         ----------         ----------
    Total Deferred Charges                                          208,964            204,856            205,920
                                                                 ----------         ----------         ----------
Total Assets                                                     $1,267,500         $1,155,981         $1,195,987
                                                                 ==========         ==========         ==========

See notes to financial statements.

                                     2


                                             LACLEDE GAS COMPANY
                                           BALANCE SHEETS (Continued)
                                                 (UNAUDITED)

                                                                  Dec. 31,           Sept. 30,          Dec. 31,
                                                                    2004               2004               2003
                                                                    ----               ----               ----

(Thousands, except share amounts)

                CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock and Paid-in capital (10,000 shares issued
    and outstanding)                                             $  137,065         $  136,052         $   82,589
  Retained earnings                                                 202,389            194,451            200,433
  Accumulated other comprehensive loss                                 (371)              (371)              (582)
                                                                 ----------         ----------         ----------
    Total common stock equity                                       339,083            330,132            282,440
  Redeemable preferred stock (less current sinking fund
   requirements)                                                      1,108              1,108              1,258
  Long-term debt (less current portion)                             333,962            333,936            234,643
                                                                 ----------         ----------         ----------
    Total Capitalization                                            674,153            665,176            518,341
                                                                 ----------         ----------         ----------

Current Liabilities:
  Notes payable                                                     177,300             71,380            265,585
  Accounts payable                                                   81,646             44,505             72,674
  Accounts payable - associated companies                                 -                834              9,206
  Advance customer billings                                          21,195             23,620             12,287
  Current portion of long-term debt and preferred stock                 145             25,145             25,000
  Wages and compensation accrued                                     12,207             13,256             11,197
  Dividends payable                                                   7,251              7,214              6,463
  Customer deposits                                                  11,170             10,661              8,291
  Interest accrued                                                    5,327             10,623              4,263
  Taxes accrued                                                      22,832             17,669             18,072
  Unamortized purchased gas adjustment                                    -                  -              3,017
  Other                                                               3,900              3,232              4,016
                                                                 ----------         ----------         ----------
    Total Current Liabilities                                       342,973            228,139            440,071
                                                                 ----------         ----------         ----------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                             200,854            187,831            180,268
  Unamortized investment tax credits                                  4,944              5,010              5,240
  Pension and postretirement benefit costs                           20,355             20,484             22,814
  Regulatory liabilities                                              2,725             28,210              6,375
  Other                                                              21,496             21,131             22,878
                                                                 ----------         ----------         ----------
    Total Deferred Credits and Other Liabilities                    250,374            262,666            237,575
                                                                 ----------         ----------         ----------
Total Capitalization and Liabilities                             $1,267,500         $1,155,981         $1,195,987
                                                                 ==========         ==========         ==========

See notes to financial statements.

                                     3


                                     LACLEDE GAS COMPANY
                                   STATEMENTS OF CASH FLOWS
                                         (UNAUDITED)

                                                                       Three Months Ended
                                                                            Dec. 31,
                                                                  ---------------------------
                                                                    2004               2003
                                                                    ----               ----
(Thousands)

Operating Activities:
 Net Income                                                       $  15,102          $ 17,356
 Adjustments to reconcile net income
  to net cash provided by (used in) operating activities:
    Depreciation and amortization                                     5,308             5,661
    Deferred income taxes and investment
     tax credits                                                     (1,159)            1,547
    Other - net                                                         (47)              107
    Changes in assets and liabilities:
      Accounts receivable - net                                    (104,769)          (93,312)
      Unamortized purchased gas adjustments                           3,782            (2,848)
      Deferred purchased gas costs                                  (26,082)           19,588
      Advance customer billings - net                                (2,425)           (3,074)
      Accounts payable                                               36,307            29,639
      Taxes accrued                                                   5,163             1,785
      Natural gas stored underground                                 11,273             4,603
      Other assets and liabilities                                   (1,647)            2,335
                                                                  ---------          --------
        Net cash used in operating activities                     $ (59,194)         $(16,613)
                                                                  ---------          --------

Investing Activities:
  Construction expenditures                                         (11,861)          (11,212)
  Employee benefit trusts                                            (2,503)           (1,439)
  Other investments                                                     132               221
                                                                  ---------          --------
        Net cash used in investing activities                     $ (14,232)         $(12,430)
                                                                  ---------          --------

Financing Activities:
  Maturity of first mortgage bonds                                  (25,000)                -
  Issuance of short-term debt - net                                 105,920            35,845
  Dividends paid                                                     (7,149)           (6,408)
  Paid-in capital contributions from Laclede Group                    1,013                 -
                                                                  ---------          --------
        Net cash provided by financing activities                 $  74,784          $ 29,437
                                                                  ---------          --------

Net Increase in Cash and Cash Equivalents                         $   1,358          $    394
Cash and Cash Equivalents at Beginning of Period                      2,340             2,907
                                                                  ---------          --------
Cash and Cash Equivalents at End of Period                        $   3,698          $  3,301
                                                                  =========          ========

Supplemental Disclosure of Cash Paid (Refunded) During the
 Period for:
  Interest                                                        $  12,154          $  8,465
  Income taxes                                                          849               (20)

See notes to financial statements.

                                     4


                             LACLEDE GAS COMPANY
                        NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. Certain prior-period amounts have been reclassified to conform to current-period presentation. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas' Fiscal Year 2004 Form 10-K.

         Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarter of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

         REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenues at December 31, 2004 and 2003, for the Utility, were $60.9 million and $38.3 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at December 31, 2004 and 2003 were $10.2 million and $8.8 million, respectively. The amount of accrued unbilled revenue at September 30, 2004 was $8.8 million.

         BASIS OF CONSOLIDATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas' balance sheet have not been eliminated from the Laclede Gas financial statements.

         Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas' Balance Sheet. At December 31, 2004, the Laclede Gas Balance Sheet reflected a total of $2.7 million of intercompany receivables. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies as well as charge or reimburse certain tax obligations.

         NEW ACCOUNTING STANDARDS - In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Laclede Gas does not expect adoption of this statement to have a material effect on its financial position or results of operations.

         In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), "Accounting for Stock-Based Compensation." This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Laclede Group currently accounts for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provides pro forma disclosures in its Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. SFAS No. 123(R) is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Laclede Gas is currently evaluating the provisions of this Statement, and its effect resulting from Laclede Group's adoption of this Statement no later than the fourth quarter of fiscal 2005.

         In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June


                                     5


15, 2005. Laclede Gas does not expect adoption of this statement to have a material effect on its financial position or results of operations.

2.       PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

         Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment.

         The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.

         Pension costs for the quarters ending December 31, 2004 and 2003 were $1.1 million. These costs include amounts capitalized with construction activities.

         The net periodic pension costs include the following components:

                                                            Three Months Ended
                                                               December 31,
                                                           -------------------
         (Thousands)                                         2004        2003
                                                             ----        ----

         Service cost - benefits earned
          during the period                                $ 2,799     $ 2,777
         Interest cost on projected
          benefit obligation                                 3,994       4,058
         Expected return on plan assets                     (5,291)     (5,625)
         Amortization of prior service cost                    309         331
         Amortization of actuarial loss                        730         951
         Regulatory adjustment                              (1,409)     (1,369)
                                                           -------------------
         Net pension cost                                  $ 1,132     $ 1,123
                                                           ===================

         Pursuant to the Missouri Public Service Commission's (MoPSC or Commission) Order in Laclede Gas' 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gains or losses exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the Utility's qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million annually effective July 1, 2003. The difference between this amount on a pro-rata basis and pension expense as calculated pursuant to the above and included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or liability.

         Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump sum cash payments. Pursuant to MoPSC order, lump sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements during the three months ended December 31, 2004 or the three months ended December 31, 2003.

         Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.

         Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
(OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts assets consist primarily of money market securities and mutual funds invested in stocks and bonds.

         Postretirement benefit costs for quarters ending December 31, 2004 and 2003 were $2.0 million. These costs include amounts capitalized with construction activities.

                                     6


         Net periodic postretirement benefit costs consisted of the following components:

                                                           Three Months Ended
                                                              December 31,
                                                           ------------------
          (Thousands)                                       2004        2003
                                                            ----        ----

          Service cost - benefits earned
           during the period                               $  845      $  794
          Interest cost on accumulated
           postretirement benefit obligation                  826         801
          Expected return on plan assets                     (319)       (209)
          Amortization of transition obligation               145         265
          Amortization of prior service cost                   (8)         (8)
          Amortization of actuarial loss                      217         174
          Regulatory adjustment                               295         164
                                                           ------------------
          Net postretirement benefit cost                  $2,001      $1,981
                                                           ==================

         Pursuant to the Commission's Order in the Utility's 2002 rate case, the return on plan assets is based on market related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gains or losses exceed 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

3.       INCOME TAXES

         Net provision (benefit) for income taxes was as follows during the periods set forth below:

                                                           Three Months Ended
                                                              December 31,
                                                           ------------------

         (Thousands)                                        2004        2003
                                                            ----        ----
         Federal
           Current                                         $7,956      $7,128
           Deferred                                          (913)      1,342
         State and Local
           Current                                          1,308       1,194
           Deferred                                          (246)        204
                                                           ------------------
               Total                                       $8,105      $9,868
                                                           ==================


4.       OTHER INCOME AND INCOME DEDUCTIONS - NET

                                                           Three Months Ended
                                                              December 31,
                                                           ------------------
         (Thousands)                                        2004        2003
                                                            ----        ----

         Allowance for funds used during construction      $  (25)     $  (32)
         Other income                                         501         517
         Other income deductions                            1,034         935
                                                           ------------------
         Other income and income deductions - net          $1,510      $1,420
                                                           ==================

                                     7


5.       INFORMATION BY OPERATING SEGMENT

         The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

                                        Regulated           Non-
                                           Gas           Regulated
         (Thousands)                   Distribution        Other        Eliminations        Total
         -------------------------------------------------------------------------------------------

         Three Months Ended
         December 31, 2004
         -----------------
         Operating revenues             $  291,253        $  580            $  -          $  291,833
         Net income                         15,102             -               -              15,102
         Total assets                    1,265,932         1,568               -           1,267,500

         Three Months Ended
         December 31, 2003
         -----------------
         Operating revenues             $  261,350        $  632            $  -          $  261,982
         Net income                         17,340            16               -              17,356
         Total assets                    1,194,498         1,489               -           1,195,987

6.       COMMITMENTS AND CONTINGENCIES

         Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations evolve, however, Laclede Gas may be required to incur additional costs.

         With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of December 31, 2004, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

         Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. Laclede Gas continues to evaluate options concerning this site, including, but not limited to, the submission of its own Remedial Action Plan (RAP) to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

         Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

         Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates. While the scope of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the scope of costs relative to future remedial actions regulators may require at the Shrewsbury site and to the other sites is unknown and may be material.

                                     8


         Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to costs incurred under current agreement regarding the Shrewsbury site, denials of coverage are not expected to have a material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites and with regard to any future actions that might be required at the Shrewsbury site, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

         On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas has paid $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003, the MoPSC appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. Oral arguments were held in the Missouri Court of Appeals for the Western District on August 17, 2004. The Utility is now awaiting the court's decision. The Utility continues to believe in the merits of its position and intends, if necessary, to assert its position vigorously throughout the appellate process. However, to the extent that a final decision in the courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position or results of operations of Laclede Gas.

7.       SUBSEQUENT EVENT

         In January 2005, the Board of Directors of Laclede Gas desired to sell shares to its sole shareholder, Laclede Group, at a price per share equal to book value. However, Laclede Gas is prohibited from issuing fractional shares, so the Board first authorized a stock dividend of ninety-nine shares of its common stock, par value $1.00 per share, on each outstanding share of its common stock to be paid on January 21, 2005 to increase its outstanding shares from 100 to 10,000. The retroactive effect of this stock dividend has been presented in the Balance Sheet. As such, $9,900 was transferred to common stock and paid-in capital from retained earnings, representing the aggregate par value of the shares issued under the stock dividend. All references to the number of shares have been restated from 100 shares to 10,000 shares to give retroactive effect to the stock dividend for all periods presented.

         The Board also approved, subsequent to the stock dividend, the sale of 31 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at December 31, 2004, as adjusted for the effect of the stock dividend described above. The proceeds from the sale, totaling approximately $1.1 million, were used to reduce short-term borrowings. Exemption from registration was claimed under Section 4(2) of the Securities Act of 1933.

                                     9


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

LACLEDE GAS COMPANY
-------------------

This management's discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o  weather conditions and catastrophic events;
o  economic, competitive, political and regulatory conditions;
o legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
   o  allowed rates of return
   o  incentive regulation
   o  industry structure
   o  purchased gas adjustment provisions
   o  rate design structure and implementation
   o  franchise renewals
   o  environmental or safety matters
   o  taxes
   o  accounting standards;
o  the results of litigation;
o retention, ability to attract, ability to collect from and conservation efforts of customers;
o capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply;
o  discovery of material weakness in internal controls; and
o  employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility's Financial Statements and the notes thereto.

                                     10


LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas Company (Laclede Gas or the Utility) is regulated by the Missouri Public Service Commission (MoPSC) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility's earnings are primarily generated by the sale of heating energy, which was historically heavily influenced by the weather. As part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and is expected to stabilize the Utility's earnings in the future by recovering fixed costs more evenly during the heating season. The weather mitigation rate design minimizes the impact of weather volatility during the peak cold months of December through March and reduces the impact of weather volatility, to a lesser extent, during the months of November and April. Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return has been a fundamental component of the Laclede Gas strategy. The Utility's distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 15,000-mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. Due to the material seasonal cycle of Laclede Gas, the accompanying interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarters of the fiscal year.

Quarter Ended December 31, 2004
-------------------------------

Laclede Gas' net income applicable to common stock for the quarter ended December 31, 2004 was $15.1 million, compared with net income of $17.3 million for the same quarter last year. Temperatures experienced in the Utility's service area during the quarter were 15% warmer than normal, but 3% colder than the same period last year. However, reduced gas sales levels resulting from 21% warmer than normal weather in the month of November contributed to lower earnings this quarter, despite being tempered by the weather mitigation rate design. The decrease in net income of $2.2 million is primarily attributable to the following factors, quantified on a pre-tax basis:

o the net effect totaling $1.7 million of lower system gas sales volumes primarily due to an unseasonably warm weather pattern in November;
o lower income this year from off system sales and capacity release totaling $1.2 million;
o higher interest charges totaling $1.0 million, primarily due to the issuance of additional long-term debt; and,
o a higher provision for uncollectible accounts totaling $.5 million above the same period last year.

These factors were partially offset by the recovery of eligible costs incurred to build and maintain the Utility's distribution system through the implementation of an Infrastructure System Replacement Surcharge effective June 10, 2004 totaling $.9 million.

Regulated Operating Revenues and Operating Expenses

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its Purchased Gas Adjustment (PGA) clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

                                     11


Regulated operating revenues for the quarter ended December 31, 2004 were $291.3 million, or $29.9 million greater than the same period last year. The increase was primarily attributable to higher PGA rates totaling $39.9 million, partially offset by decreased off system sales revenues totaling $5.7 million and lower system gas sales levels and other variations totaling $4.3 million. System therms sold and transported decreased by 6.8 million therms, or 2.3%, below the quarter ended December 31, 2003.

Regulated operating expenses for the quarter ended December 31, 2004 increased $33.0 million from the same quarter last year. Natural and propane gas expense increased $31.1 million from last year's level primarily attributable to higher rates charged by our suppliers, partially offset by lower volumes purchased for sendout and decreased off system gas cost expense. Other operation and maintenance expenses increased $1.2 million, or 3.6%, primarily due to a higher provision for uncollectible accounts, increased distribution charges and higher wage rates, partially offset by lower pension costs and decreased group insurance charges. Taxes, other than income, increased $1.0 million, or 6.7%, primarily due to higher gross receipts taxes (reflecting increased revenues) and higher real estate and personal property taxes.

Interest Charges

The $1.0 million increase in interest charges was primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million of 5 1/2% First Mortgage Bonds and $100 million of 6% First Mortgage Bonds, partially offset by the early redemption in June 2004 of $50 million of 6 5/8% First Mortgage Bonds and the November 2004 maturity of $25 million of 8 1/2% First Mortgage Bonds. This increase in interest on long-term debt was partially offset by reduced interest on short-term debt, mainly attributable to lower short-term borrowings.

Income Taxes

The decrease in income taxes was primarily attributable to lower pre-tax income.

Regulatory Matters
------------------

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court. On January 11, 2005, the Commission issued an Order ruling in favor of Laclede Gas on the depreciation issue. As a direct result of the Commission's Order ruling in favor of the Utility's position, Laclede Gas will increase certain of its depreciation rates effective February 1, 2005 resulting in higher annual depreciation expense totaling $2.3 million, as it originally requested. At the same time, operating expenses related to actual removal costs, which the Utility began expensing as incurred during fiscal 2002, will be reduced by $2.3 million annually, as ordered by the Commission. As such, there will be no effect on net income, and the Commission's decision will not have an immediate effect on the Utility's recovery of depreciation expenses. However, the Utility expects that the Commission's confirmation of Laclede Gas' position on the proper method for calculating depreciation rates will result in increased cash flows from capital recovery in future rate cases.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its

                                     12


customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas has paid $4.9 million into the Court's registry pending a final judicial determination of Laclede Gas' entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On December 5, 2003, the MoPSC appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. Oral arguments were held in the Missouri Court of Appeals for the Western District on August 17, 2004. The Utility is now awaiting the court's decision. The Utility continues to believe in the merits of its position and intends, if necessary, to assert its position vigorously throughout the appellate process. However, to the extent that a final decision in the courts results in disallowance of the $4.9 million in pre-tax gains, it could have a material effect on the future financial position or results of operations of Laclede Gas.

Laclede Gas filed its first Infrastructure System Replacement Surcharge
(ISRS) filing with the MoPSC on March 1, 2004 to increase revenues by approximately $3.86 million annually. The filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On June 1, 2004, the MoPSC approved a Stipulation and Agreement ("S&A") between Laclede Gas and the Staff of the Commission that provided for a $3.56 million annual surcharge effective June 10, 2004. Laclede Gas made its second ISRS filing on October 28, 2004 to increase revenues by approximately an additional $1.6 million annually. On January 4, 2005, the MoPSC approved a S&A between Laclede Gas and the Staff of the Commission that provided for a $1.42 million annual increase in ISRS revenues effective January 20, 2005.

Critical Accounting Policies
----------------------------

Our Discussion and Analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

         Allowances for doubtful accounts - Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

         Employee benefits and postretirement obligations - Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain "stop-loss" coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and

                                     13


expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

         The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

         Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Also, pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. This method is consistent with the regulatory treatment prescribed by the MoPSC to depreciate the Utility's assets.

For further discussion of significant accounting policies, see the Notes to the Financial Statements included in Exhibit 99.1 of the Laclede Group's Form 10-K for the fiscal year ended September 30, 2004.

Accounting Pronouncements
-------------------------

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin
(ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Laclede Gas does not expect adoption of this statement to have a material effect on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), "Accounting for Stock-Based Compensation." This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Laclede Group currently accounts for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provides pro forma disclosures in its Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. SFAS No. 123(R) is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Laclede Gas is currently evaluating the provisions of this Statement, and its effect resulting from Laclede Group's adoption of this Statement no later than the fourth quarter of fiscal 2005.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The guidance in APB

                                     14


Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Laclede Gas does not expect adoption of this statement to have a material effect on its financial position or results of operations.

FINANCIAL CONDITION

Credit Ratings
--------------

As of December 31, 2004, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility                        S&P         Moody's         Fitch
--------------------------------------------------------------------------
Laclede Gas First Mortgage Bonds         A            A3              A+
Laclede Gas Commercial Paper            A-1          P-2

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

Cash Flows
----------

Laclede Gas' short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility's PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility's cash provided by or used in operating activities.

Net cash used in operating activities for the three months ended December 31, 2004 was $59.2 million, a $42.6 million increase, compared with the same period last year. The increase in cash used in operating activities was primarily attributable to the net effects of changes in wholesale gas prices and lower off system sales on accounts receivable, accounts payable, and deferred purchased gas costs.

Net cash used in investing activities for the three months ended December 31, 2004 was $14.2 million compared with $12.4 million for the three months ended December 31, 2003. Cash used in investing activities primarily reflected Utility construction expenditures in both periods.

Net cash provided by financing activities was $74.8 million for the three months ended December 31, 2004 compared with $29.4 million for the three months ended December 31, 2003. The variation primarily reflects the issuance of additional short-term debt this year, partially offset by the November 2004 maturity of $25 million 8 1/2% First Mortgage Bonds.

Liquidity and Capital Resources
-------------------------------

As indicated above, the Utility's short-term borrowing requirements typically peak during colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

                                     15


Laclede Gas currently has lines of credit in place of $300 million, with $15 million expiring in April 2005 and $285 million expiring in September 2009. Short-term commercial paper borrowings outstanding at December 31, 2004 were $177.3 million (the peak for the quarter) at a weighted average interest rate of 2.5% per annum. Based on short-term borrowings at December 31, 2004, a change in interest rates of 100 basis points would increase or decrease Laclede Gas pre-tax earnings and cash flows by approximately $1.8 million on an annual basis.

Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) for a trailing twelve-month period to be at least 2.25 times interest expense. On December 31, 2004, total debt was 60% of total capitalization. For the twelve months ending December 31, 2004, EBITDA was
3.55 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $120 million of debt securities remained registered and unissued as of December 31, 2004. The original MoPSC authorization for issuing securities registered on this Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt and equity securities and receive capital contributions through October 31, 2006. The remaining MoPSC authorization is $64.4 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through January 2005. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

In April 2004, Laclede Gas issued $50 million of First Mortgage Bonds,
5 1/2% Series, due May 1, 2019, and $100 million of First Mortgage Bonds, 6% Series, due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million of 8 1/2% First Mortgage Bonds in November 2004. At December 31, 2004, Laclede Gas had fixed-rate long-term debt totaling $335 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

In January 2005, the Board of Directors of Laclede Gas desired to sell shares to its sole shareholder, Laclede Group, at a price per share equal to book value. However, Laclede Gas is prohibited from issuing fractional shares, so the Board first authorized a stock dividend of ninety-nine shares of its common stock on each outstanding share of its common stock to be paid on January 21, 2005 to increase its outstanding shares from 100 to 10,000. The Board also approved, subsequent to the stock dividend, the sale of 31 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at December 31, 2004, as adjusted for the effect of the stock dividend. The proceeds from the sale, totaling approximately $1.1 million, were used to reduce short-term borrowings.

Utility construction expenditures were $11.9 million for the three months ended December 31, 2004, compared with $11.2 million for the same period last year.

Capitalization at December 31, 2004, excluding current obligations of preferred stock, consisted of 50.3% common stock equity, .2% preferred stock equity and 49.5% long-term debt.

It is management's view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas' sales affects the comparison of certain balance sheet items at December 31, 2004 and at September 30, 2004, such as Accounts Receivable - Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Assets and Liabilities, and Advance Customer Billings. The Balance Sheet at December 31, 2003 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

                                     16


Contractual Obligations
-----------------------

As of December 31, 2004, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

                                                                   Payments due by period
                                                  --------------------------------------------------------
                                                   Remaining                                  Fiscal Years
                                                  Fiscal Year   Fiscal Years   Fiscal Years     2009 and
      Contractual Obligations            Total        2005        2006-2007      2008-2009     thereafter
----------------------------------------------------------------------------------------------------------
Long-Term Debt (a)                     $  693.3      $ 12.5        $ 81.7        $73.7          $525.4
Capital Leases                                -           -             -            -               -
Operating Leases (b)                        8.6         1.7           3.9          2.6              .4
Purchase Obligations - Natural Gas (c)    427.1       301.5         113.2          6.5             5.9
Purchase Obligations - Other (d)           11.0         5.0           4.0          2.0               -
Other Long-Term Liabilities                   -           -             -            -               -
                                       -------------------------------------------------------------------
Total                                  $1,140.0      $320.7        $202.8        $84.8          $531.7
                                       ===================================================================

(a) Long-term debt obligations reflect principal maturities and interest payments.

(b) Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(c) These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using December 31, 2004 NYMEX futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its Purchased Gas Adjustment Clause; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments may be entered into during the heating season.

(d) These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.

Market Risk
-----------

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At December 31, 2004, the Utility held approximately 12.1 million MMBtu of futures contracts at an average price of $7.05 per MMBtu. Additionally, approximately 3.8 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through October 2005.

Environmental Matters
---------------------

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations evolve, however, Laclede Gas may be required to incur additional costs.

                                     17


With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of December 31, 2004, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. Laclede Gas continues to evaluate options concerning this site, including, but not limited to, the submission of its own Remedial Action Plan (RAP) to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not, and for many years has not, owned this site. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates. While the scope of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the scope of costs relative to future remedial actions regulators may require at the Shrewsbury site and to the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to costs incurred under current agreement regarding the Shrewsbury site, denials of coverage are not expected to have a material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites and with regard to any future actions that might be required at the Shrewsbury site, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.

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